May 19, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Christian Windsor, Special Counsel
Re:	The Charles Schwab Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 23, 2015 File No. 001-09700

Dear Mr. Windsor:

The Charles Schwab Corporation (the Company) appreciates the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and is pleased to respond to your letter of May 5, 2015. For your convenience, we have included below the full text of each of the Staff’s comments (noted in italics) together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

7.  Management’s Discussion and Analysis of financial Condition and Results of Operations, page 20

Results of Operations, page 24

Net Revenues, page 24

Comment 1: We note that a significant amount of your asset management and administration fees are generated from Schwab money market funds, equity and bond funds, and mutual fund OneSource (i.e. mutual fund service fees). In an effort to enhance your disclosure and provide greater transparency to investors, please revise your future filings to address the following:

•

Provide a separate roll-forward of your assets under management and administration (AUM&A) for each asset class (as noted above). Your roll-forward should include, but not be limited to, gross in-flows and gross out-flows, market appreciation (depreciation), and the effects of foreign currency translations for each period provided.

Response:  Beginning with the Company’s upcoming Second Quarter Form 10-Q filing, the  Company will provide a separate roll-forward of client assets (AUM&A) for Schwab money market funds, Schwab equity and bond funds and Mutual Fund OneSource in the Net Revenues section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. While the table will reflect the net inflows/outflows and market gains/losses and other for all periods presented, management believes that a

Securities and Exchange Commission

May 19, 2015

further disaggregation of the disclosures could put the Company at a competitive disadvantage and that the additional information is not material to investors. However, we would welcome the opportunity to discuss this further with the Staff at their earliest opportunity.

		Schwab Money				Schwab Equity and				Mutual Fund
		Market Funds				Bond Funds				OneSource
Six Months Ended June 30,		2015		2014		2015		2014		2015		2014
Balance at beginning of period	$		$		$		$		$		$
Net inflows/(outflows)
Net market gains (losses) and other
Balance at end of period	$		$		$		$		$		$

		Schwab Money				Schwab Equity and				Mutual Fund
		Market Funds				Bond Funds				OneSource
Three Months Ended June 30,		2015		2014		2015		2014		2015		2014
Balance at beginning of period	$		$		$		$		$		$
Net inflows/(outflows)
Net market gains (losses) and other
Balance at end of period	$		$		$		$		$		$

•	Disclose the average AUM&A for each asset class for each period provided. In addition, consider expanding your client metrics in the table on page 20 (Overview) to provide your average client assets.

Response:  Beginning with the Company’s upcoming Second Quarter Form 10-Q filing,  the Company will disclose the average AUM&A for each asset class for each period provided in the Net Revenues section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as set forth in the table below.

The Company will also include the average client assets in the Client Metrics table in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•	Provide an analysis (preferably in tabular format) comparing your weighted average fee rate charged (e.g. by basis points) for the aforementioned asset classes.

Response:  The Company will revise its disclosure in its upcoming Second Quarter Form 10-Q filing to include the weighted average fee rate charged for the aforementioned asset classes in a tabular format in the Net Revenues Section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The table will include the following components:

Securities and Exchange Commission

May 19, 2015

	Three Months Ended						Six Months Ended
	June 30,						June 30,
	2015			2014			2015			2014
	Average Client Assets	Revenue	Average Fee	Average Client Assets	Revenue	Average Fee	Average Client Assets	Revenue	Average Fee	Average Client Assets	Revenue	Average Fee
Schwab money market funds	$	$		$	$		$	$		$	$
before fee waivers
Fee waivers
Schwab money market funds
Schwab equity and bond funds
Mutual Fund OneSource ®
Total mutual funds	$			$			$			$
Advice solutions	$			$			$			$
Other
Total asset management
and administration fees		$			$			$			$

•

Provide a discussion here, and elsewhere within your MD&A as necessary, of any significant trends experienced in AUM&A (e.g. new client assets or redemptions, significant changes between asset classes attributable to specific or general economic factors, etc.).

Response: The Company will also expand its disclosure in its upcoming Second Quarter Form 10-Q and future filings to include a discussion of any significant trends experienced in assets under management and administration.

Other Revenue – Net, page 27

Comment 2: It appears that order flow revenues have been a significant component of your “Other Revenue” line item in each of last three fiscal years.  However, your disclosure does not indicate the amount of order flow payments or the amount of the change, year over year. We note that payments made to brokers by market venues were subject to a significant amount of public, press, regulatory and congressional scrutiny.  Also, we note that on your website you provide customers with disclosure about the revenue per share you receive from various market venues.  In order for investors to better understand the impact of order flow payments and any changes to the arrangements, please revise your disclosure in future filings to disclose the amounts of revenue generated from order flow in each period.  Please discuss the major components of order flow revenues.  Please also discuss the reasons for any material changes in order flow revenues, such as whether an increase was a result of a higher trade volume or a change in the fee structure paid by the market venues.

Response: While order flow revenue is not a significant component of overall revenue for the Company (less than 2% of total revenues on an annual basis) and is not a significant driver of profitability for the Company, we appreciate the Staff’s interest in helping investors to better understand the amount of any changes in order flow payments. We will enhance the disclosure commentary in the upcoming Second Quarter Form 10-Q filing and all future filings to identify the amount of order flow revenue for all periods presented. The Company will also disclose the reasons for any material change in the amounts including a discussion of whether the fluctuation is a result of higher trade volume or other factors.

Securities and Exchange Commission

May 19, 2015

Item 8.  Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 56

Note 2 – Summary of significant Accounting Policies, page 56

General

Comment 3: We note you earn asset management fees from Schwab-sponsored money market mutual funds.  Please revise your future filings to include your consolidation policy and discuss how you determine whether or not to consolidate any of your sponsored mutual funds and collective investment funds that you manage, including any seed funding.

Response: The Company will revise its disclosure in the next periodic filing and future Form 10-K filings to include:

Proposed Consolidation Policy Disclosure:

1. Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include The Charles Schwab Corporation and its majority-owned subsidiaries (collectively referred to as the Company). Intercompany balances and transactions have been eliminated. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S.), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Certain estimates relate to other-than-temporary impairment of securities available for sale and securities held to maturity, valuation of goodwill, allowance for loan losses, and legal and regulatory reserves. Actual results may differ from those estimates.

The Company accounts for investments in entities for which it owns a voting interest and for which it has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. Investments in entities for which the Company does not have the ability to exercise significant influence are generally carried at cost. Both equity method and cost method investments are included in other assets.

The Company evaluates its initial and continuing involvement with certain entities to determine if the Company is required to consolidate the entities under the variable interest entity (VIE) model. For interests in entities other than the Company’s sponsored funds, the evaluation is based on a qualitative assessment of whether the Company is the primary beneficiary of the VIE. The primary beneficiary of a VIE has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE.

The primary beneficiary determination for the Company’s sponsored funds is based on a quantitative assessment of whether the Company would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. Based upon the Company’s assessments, we have determined we are not the primary beneficiary of and, therefore, are not required to consolidate any VIEs.

*  *  *  *  *

Securities and Exchange Commission

May 19, 2015

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or James Egan, Senior Vice President – Corporate Controller, at
(720) 418-3891 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer